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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                   SCHEDULE TO
                                  (Rule 13e-4)

                                (Amendment No. 3)

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                  -------------

                                   LEXENT INC.
                            (Name of Subject Company)

                                   LEXENT INC.
                   (Name of Person Filing Statement (Offeror))

                                  -------------

           Options to Purchase Common Stock, Par Value $.001 Per Share
                   Having an Exercise Price of $13.50 or More
                         (Title of Class of Securities)

                                   52886Q 10 2
                      (Cusip Number of Class of Securities)
                            (Underlying Common Stock)

                            Sidney A. Sayovitz, Esq.
              Senior Vice President, Secretary and General Counsel
                                   Lexent Inc.
                              Three New York Plaza
                            New York, New York 10004
                                 (212) 981-0700
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications On Behalf of the Person Filing Statement)

                                 With a Copy to:

                             Merrill A. Ulmer, Esq.
                  Reboul, MacMurray, Hewitt, Maynard & Kristol
                              45 Rockefeller Plaza
                            New York, New York 10111
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                            CALCULATION OF FILING FEE

            Transaction Valuation*              Amount of Filing Fee
            ----------------------              --------------------
                  $1,037,714                           $207.54

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*   Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,087,000 shares of common stock of Lexent Inc. having an aggregate value of $1,037,714 as of August 14, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $207.54               Filing Party: Lexent Inc.

      Form or Registration No.: Schedule TO         Date Filed: August 17, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [_] third-party tender offer subject to Rule 14d-1.

    [X] issuer tender offer subject to Rule 13e-4.

    [_] going-private transaction subject to Rule 13e-3.

    [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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      This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on August 17, 2001, relating the offer by Lexent Inc., a Delaware corporation (the "Company"), to exchange certain outstanding options to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), granted under the Company's Amended and Restated Stock Option and Restricted Stock Purchase Plan (the "Option Plan") for new options to purchase shares of the Common Stock to be granted under the Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange, dated August 17, 2001 (the "Offer to Exchange"), and the related cover letter and Letter of Transmittal (the "Letter of Transmittal" and, together with the related cover letter and Offer to Exchange, as they may be amended from time to time, the "Offer").

ITEM 4. TERMS OF THE TRANSACTION.

      Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

      (c) The Offer expired at Midnight on Friday, September 21, 2001. We have accepted for cancellation Options to purchase 1,788,700 shares of Common Stock. Upon the terms and subject to the conditions of the Offer, we will grant New Options to purchase 1,788,700 shares of Common Stock. We will promptly send each Option Holder whose Options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(8) attached hereto, indicating the number of shares of Common Stock subject to such holder's Options that have been accepted for exchange, the corresponding number of shares of Common Stock that will be subject to the New Options that will be granted to such holders and the expected grant date of the New Options.

ITEM 12. EXHIBITS.

      Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following exhibit:

      (a)(8) Letter from Heather Sisler to Tendering Option Holders, dated September 26, 2001.


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    LEXENT INC.


                                    By: /s/ Sidney A. Sayovitz
                                        --------------------------------
                                        Sidney A. Sayovitz
                                        Senior Vice President,
                                        Secretary and General Counsel

Dated: September 26, 2001


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                                INDEX TO EXHIBITS

Exhibit
   No.                        Description
   ---                        -----------
(a)(1)      Offer to Exchange, dated August 17, 2001.*

(a)(2)      Form of Letter of Transmittal.*

(a)(3)      Form of Letter to Eligible Option Holders.*

(a)(4)      Lexent Inc. Annual Report on Form 10-K for the year ended December
            31, 2000, filed with the Securities and Exchange Commission on March
            28, 2001 and incorporated herein by reference.

(a)(5)      Lexent Inc. Quarterly Report on Form 10-Q for the quarter ended June
            30, 2001, filed with the Securities and Exchange Commission on August 8, 2001 and incorporated herein by reference.

(a)(6)      Amendment and Supplement to the Offer to Exchange, dated August 24,
            2001.*

(a)(7)      Letter from Heather Sisler to Option Holders, dated September 13,
            2001.*

(a)(8)      Letter from Heather Sisler to Tendering Option Holders, dated
            September 26, 2001.

(d)(1)      Lexent Inc. Amended and Restated Stock Option and Restricted Stock
            Purchase Plan (filed as Exhibit 4.1 to the Company's Registration
            Statement on Form S-8 (File No. 333-61958) filed May 31, 2001 and incorporated herein by reference.

(d)(2)      Form of Option Agreement pursuant to the Lexent Inc. Amended and
            Restated Stock Option and Restricted Stock Purchase Plan, filed as
            Exhibit 10.2 to the Company's Registration Statement on Form S-1
            (File No. 333-30660) filed February 18, 2000 and incorporated herein by reference.

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*   Previously filed.